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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                                  HASBRO, INC.
                                (NAME OF ISSUER)
                             HASBRO, INC. (ISSUER)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   418056107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            PHILLIP H. WALDOKS, ESQ.
                       SENIOR VICE PRESIDENT -- CORPORATE
                          LEGAL AFFAIRS AND SECRETARY
                                  HASBRO, INC.
                              32 WEST 23RD STREET
                               NEW YORK, NY 10010
                                 (212) 645-2400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                        ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                            THOMAS H. KENNEDY, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                               NEW YORK, NY 10036
                                 (212) 735-2526

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION                               AMOUNT OF FILING FEE*

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* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A
     Filing Party: N/A
    Form or Registration No.: N/A                    Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule
     14d-1.                                           [X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule
     13e-3.                                           [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO relates to the tender offer by
Hasbro, Inc., a Rhode Island corporation, to purchase 17,250,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.50 per share, including the associated preference stock purchase rights issued under the Rights Agreement, dated as of June 16, 1999, between Hasbro and BankBoston, N.A., as the Rights Agent, at prices not in excess of $17.50 nor less than $15.25 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

ITEM 12.  EXHIBIT.

(a)(5)  Press Release, dated February 25, 2000

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HASBRO, INC.

                                          By:       *
                                            ------------------------------------
                                              Name:
                                              Title:

Dated:

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* Pursuant to General Instruction D to Schedule TO, no signature is required.

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                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                              DESCRIPTION
-----------   ------------------------------------------------------------
(a)(5)        Press Release, dated February 25, 2000

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